                        File No. 70-8941

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549
                            FORM U-1

                             AMENDED
                   APPLICATION OR DECLARATION
                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              ALLEGHENY POWER SERVICE CORPORATION
                      800 Cabin Hill Drive
                      Greensburg, PA 15601

                   MONONGAHELA POWER COMPANY
                      1310 Fairmont Avenue
                       Fairmont, WV 26554

                   THE POTOMAC EDISON COMPANY
                     10435 Downsville Pike
                      Hagerstown, MD 21740

                    WEST PENN POWER COMPANY
                      800 Cabin Hill Drive
                      Greensburg, PA 15601

(Name of company or companies filing this statement and addresses of principal executive offices)


                    ALLEGHENY POWER SYSTEM, INC.
                    10435 Downsville Pike
                    Hagerstown, MD 21740


(Name of top registered holding company parent of each applicant or declarant)

                         Thomas K. Henderson, Esq.
                         Vice President
                         Allegheny Power
                         10435 Downsville Pike
                         Hagerstown, MD 21740


(Name and address of agent for service)

                        TABLE OF CONTENTS
   ITEM 1.  Description of Proposed Transaction             1

     I.  Restructuring                                      2
          A. Consolidation and Reengineering of Functions   3

               1.  Restructuring of Electric Utility
                    Company Functions                       4

                    a.  Operating Business Unit             4
                    b.  Retail Marketing                    5
                    c.  Corporate Affairs                   5

               2.  Restructuring of Bulk Power Supply       5

                    a.  Generation Business Unit            6
                    b.  Transmission Business Unit          6
                    c.  Planning and Compliance Business
                         Unit                               7

               3.  Restructuring of Corporate Services      7

          B.  AYP Capital, Inc.                             16
          C.  Reasons for Restructuring                     17
          D.  Control over APSC                             20
          E.  Cost Allocation                               24
          F.  Proposed Amendment to Service Agreements      26

     II.  Electric Utility Companies Providing Services to
          One Another                                       26

          A.  Operations Services                           27
          B.  Customer Service Center                       29
          C.  Office Services/Mail Payment                  29

     III.  All System Companies Allocation Factor           29

     IV.   Compliance with Rule 54                          30

ITEM 2.  Fees, Commissions, and Expenses                    32

ITEM 3.  Applicable Statutory Provisions                    32

ITEM 4.  Regulatory Approval                                32

ITEM 5.  Procedure                                          33

ITEM 6.  Exhibits and Financial Statements                  33

ITEM 7.  Information as to Environmental Effects            34

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

                          INTRODUCTION

     Allegheny Power Service Corporation (APSC), a wholly-owned subsidiary service corporation of Allegheny Power System, Inc.

(APS, Inc.), a holding company registered under the Public

Utility Holding Company Act of 1935 (1935 Act), proposes to amend

Exhibit I (Proposed Amendment) to its Service Agreements with

Monongahela Power Company, an Ohio corporation with general

corporate offices in Fairmont, West Virginia (Monongahela), The

Potomac Edison Company, a Maryland and Virginia corporation with general corporate offices in Hagerstown, Maryland (Potomac

Edison), and West Penn Power Company, a Pennsylvania corporation with general corporate offices in Greensburg, Pennsylvania (West

Penn), (collectively, the Electric Utility Companies).  The

Proposed Amendment reflects changes in the scope of services provided by APSC to the above-referenced companies, which are all subsidiaries of APS, Inc.  The changes are in large part a

further consolidation of services already performed by APSC.

Some of these changes began on January 1, 1996; the bulk of the changes commenced as of July 1, 1996.

     In addition, the Electric Utility Companies propose to enter into a Service Agreement among themselves, which is similar to the existing APSC Service Agreements.  This Agreement will allow the Electric Utility Companies to perform services for one another and properly allocate the costs of such services.

     Finally, APSC requests authority to use an existing

allocation factor for unregulated subsidiaries of APS, Inc.

     I.  RESTRUCTURING

     In 1995, APS, Inc. announced its intention to undertake a

restructuring designed to consolidate and reengineer its

operations to better meet the competitive challenges of the

changing electric utility industry and remain the energy supplier of choice in the future for its customers.  On or about January

1, 1996, APSC began to realign its organization to create

distinct power generation and energy transmission and

distribution groups.  As of July 1, 1996, the Electric Utility

Companies restructured, including the reengineering of processes and the consolidation of functions with services already provided by APSC.  In addition, although they have not changed their legal corporate names, nor altered in any manner ownership of capital assets, the Electric Utility Companies began doing business under the trade name "Allegheny Power" as of September 1, 1996.

     The restructuring is an effort to further control costs,

operate more efficiently, and prepare for the anticipated

increase in retail and wholesale competition among suppliers of electricity, beginning with the Energy Policy Act of 1992.

Allegheny Power's goal is to expand by attracting new customers to its service area and, to the extent legally permitted, to aggressively pursue new business within and outside its service area, using its resources efficiently and capitalizing on its competitive strengths.  The restructuring process, for the most part, should be completed by the end of 1996, although Allegheny

Power now embraces business process reengineering and continuous improvement as a way of life.

     Allegheny Power expects to realize a number of benefits from its restructuring.  Beginning in 1996 and continuing into the future, increased efficiencies and synergies are expected to result from the elimination of layers of management and the

elimination of previously duplicated functions.  The flattening,

streamlining and consolidation of functions within the

organization will lead to enhanced efficiency and communication,

which should translate into a reduction in the rate of growth in operating and maintenance costs and thereby minimize the need for future rate increases.

     A.  Consolidation and Reengineering of Functions

     In general, the restructuring consolidated in APSC certain functions which previously were either performed separately by employees of each of Allegheny Power's three Electric Utility

Companies, or by employees of the three Electric Utility

Companies along with employees of APSC.  Allegheny Power has been restructured into the following functional units: Operating

Business Unit; Retail Marketing; Corporate Affairs; Generation

Business Unit; Transmission Business Unit; Planning and

Compliance Business Unit; and Corporate Services, which serves the business units.  The restructuring did not involve the

formation of any new legal entities, nor did it require the

writedown of any rate base assets.  No capital assets were

transferred among companies within Allegheny Power in connection with the restructuring.

     The overall goals of the restructuring have been to realign functions by process and consolidate functions where feasible.

The following briefly describes the restructured functions.

          1.  Restructuring of Electric Utility Company Functions

     Most of the functions which were performed exclusively by

the Electric Utility Companies have been consolidated into three units: 1) the Operating Business Unit (OBU); 2) Retail Marketing

business unit; and 3) Corporate Affairs.  The Vice Presidents of these groups all report to a Senior Vice President of APSC, who also holds the title of President of each of the Electric Utility

Companies.  Some of the main goals of the restructuring of these functions include establishing a team-oriented environment,

maintaining fewer layers of management, establishing broader job classifications, and establishing an integrated work management system to schedule, design, track, and finish jobs.

               a.  Operating Business Unit

     The OBU is administered by one Vice President and ten process directors. Teams of employees handle various processes from start to finish.  The processes covered include: respond to electric service requests, restore service, ensure reliable

service, manage the revenue stream, manage resources, and respond to customer inquiries.  Instead of the 21 divisions comprising the service territory of the Electric Utility Companies before restructuring, the service area of the OBU is divided into seven administrative regions which are staffed and serviced by teams consisting of employees of APSC and employees of the Electric

Utility Companies.   At present, some physical employees,

including a minority of the union work force, remain employees of the Electric Utility Companies.1

     The OBU will also include a consolidated state-of-the-art

Customer Service Center located in Fairmont, which will be the

"front door" to the new organization and will handle calls or forward them to members of the appropriate process teams.  All non-union OBU employees will be APSC employees by January 1,

1997.

[FN]
1  In Fall 1997, Locals No. 102 and 331 of the Utility
Workers Union of America (jointly) and Local 2357 of the International Brotherhood of Electrical Workers signed new labor agreements with APSC. The new agreements have been ratified by the members of each union. Although the other remaining union employees currently are Electric Utility Company employees, all union employees currently are paid and receive benefits through APSC.

               b.  Retail Marketing

     Retail Marketing functions are performed by a Vice

President, three General Managers (residential, industrial, and commercial), and their staffs.  This business unit has

responsibility for acquiring and maintaining customers.  To the extent legally permissible, this group aggressively markets new products and services to meet customers' needs.

               c.  Corporate Affairs

     Corporate Affairs functions are handled by three Vice

Presidents, one located at each general corporate office, and their staffs.  These employees will maintain active community and state regulatory relations.

          2.  Restructuring of Bulk Power Supply

     The Bulk Power Supply (BPS) section of APSC underwent a

process redesign, effective January 1, 1996, which created

distinct generation, transmission, and planning and compliance business units, and resulted in a reduction in work force of about 170 employees.  The restructuring of BPS combined the

services that it was already providing to the Electric Utility

Companies into three functional business units: Generation

Business Unit (GBU), Transmission Business Unit (TBU), and

Planning and Compliance Business Unit (P&CBU).  These business units are each headed by a Vice President of APSC.  The Vice

Presidents of the GBU, TBU, and P&CBU all report to a Senior Vice

President of APSC.  Various administrative and other support services will continue to be provided to these business units by other APSC departments.  In the restructuring of BPS, no new entities were formed and no capital assets were transferred.

               a. Generation Business Unit

     The GBU is responsible for ensuring that adequate generation is available to serve the native load customers of the Electric

Utility Companies and other loads served by the GBU by employing their generating facilities and third-party generation obtained through marketing efforts.  Its primary responsibilities include ensuring the cost-effective operation and maintenance of the

Electric Utility Companies' generating units and providing the most economic mix of generation from available generating units and off-system purchases and sales.

               b. Transmission Business Unit

     The TBU is responsible for ensuring that adequate high-

voltage network facilities are available and on-line to reliably convey power produced from the power production operations run by, or procured by, the GBU to serve native load and other loads served by those operations.  It will also engage in marketing efforts for sales of bundled and unbundled transmission services to nonaffiliates and will be responsible for accommodating

requests for transmission service submitted by nonaffiliates who qualify as customers for that service under federal regulations.

Finally, the TBU is responsible for maintaining the optimal

economic balance on a real-time basis between native customer load and the output of the generation resources supplied by the

GBU, as well as managing the various emission allowance resources of Allegheny Power.

               c.  Planning and Compliance Business Unit

     The P&CBU provides strategic resource planning and

engineering analysis of alternate transmission and generation resource options, environmental and regulatory issues management,

environmental compliance oversight, research and development, and emerging technology development for Allegheny Power.  Much of the work of this business unit will be accomplished through multi-

functional, cross-organizational, teams yielding a more balanced solution to strategic problems.

     3.  Restructuring of Corporate Services

     The groups in this area provide certain corporate services to the business units and have been restructured in order to supply these services more efficiently.  The following is a brief description of major changes to this area resulting from the restructuring.

          a.   Accounting

     Historically, functions of the Accounting department have

included general accounting, payroll, accounts payable, plant accounting, and taxes. These functions were performed at three locations (Greensburg, Fairmont, and Hagerstown) by employees of one of the Electric Utility Companies or employees of APSC.  By

January 1, 1997, all Accounting employees will be employees of

APSC.  The restructuring of the Accounting department also

involves the following changes:

                    1)  General Accounting  - consolidated in

Greensburg and called Corporate Accounting.  The consolidation is intended to eliminate duplicative activities, and certain non-

general accounting tasks will be transferred to more appropriate sections (i.e., transportation accounting) in the near future.

                    2)  Payroll - consolidated in Greensburg.

The payroll process will be simplified, and paycheck production,

including payroll taxes, may eventually be outsourced.

                    3)  Plant Accounting - consolidated in

Fairmont and called Asset Accounting.  Billing and work order approval processes will be standardized and streamlined.

                    4)  Taxes - consolidated in Greensburg.  This

department will place more emphasis on tax planning for the

future.

                    5)  Accounts Payable - consolidated in

Hagerstown and called Payment Processing.

               b.   Information Services

     Prior to the restructuring, this department was divided into four groups: Applications Development and Support; Technical

Information Services and Network Support; EDP Operations; and EDP

User Support and Research and Development.  There was a

decentralized system of user support that concentrated on

designing most systems to the individual needs of each user.

These services were performed by APSC employees or Electric

Utility Company employees located at Greensburg, Hagerstown and

Fairmont.

     Information Services has been reorganized into three main

groups:  1) Business Solutions Team - concentrating on applications acquisition, development, implementation, and maintenance; 2)

Technology Operations Team - handling infrastructure planning,

operation and maintenance; and 3) Customer Support Team - including customer services and support center.  The Technology Operations

Team (one Team Leader, 26 Specialists and 14 Technicians) and

Business Solutions Team (46 Specialists) are located in Greensburg,

Pennsylvania.  The Customer Support Team is divided among the corporate centers, with four Specialists located in Fairmont, West

Virginia; four Specialists located in Hagerstown, Maryland, and 14

Specialists, two Contract Coordinators, two Contract Assistants and

one Technician located in Greensburg.  Also, six Business

Consultants are assigned to the major business units and will handle tasks from all three Information Services groups.  As of January 1,

1997, all Information Services employees will be employees of APSC.

     Key changes to be implemented by the restructuring include the negotiation of service level agreements for specific projects with the various business units which will specify a certain level of service for specific services. The service level

agreements are not intended to cover cost allocation.  In

addition, Information Services will be doing more direct billing of its services rather than using cost allocation.

               c.   Financial Management

     Historically, Financial Management has provided the

following services: capital management; forecasting of long-term financing; insurance/risk management; corporate strategic

planning; and financial planning.

     Major changes implemented by the restructuring include

combining four budgeting groups and financial planning into a single financial management group.  The consolidation is designed to eliminate duplicate efforts and reduce or eliminate hand-offs.

In addition, the Risk Management function has been transferred to

Treasury, and Financial Management has assumed long-term

financial planning and cash forecasting from Treasury.  As of

January 1, 1997, all Financial Management employees will be APSC employees.

               d.   Secretary/Treasurer

     This area has historically provided services involving: 1)

Corporate secretarial functions, including Board of Directors matters, administration of the Electric Utility Companies' indentures, regulatory filings, and records and library management; and 2) Treasury functions, such as bank relations,

cashier services, cash management (internal funding, cash

forecasting, and external short-term borrowing and investing),

credit and collections, cash and customer bill processing, and long-term financing.  These functions were performed at all three corporate headquarters, by employees of the Electric Utility

Companies.

     The restructuring of this area has produced the following

key changes:  The Corporate Secretary function is transferred to

Legal Services; and Treasury assumed the risk management function from Financial Management and electronic commerce from

Information Services.  Treasury continues long-term financings,

bank relations and cash management functions and is consolidated in Hagerstown.  As of January 1, 1997, all employees in these areas will be APSC employees.

               e.  Investor Relations

     As of July 1, 1996, Investor Relations and Public Relations

(originally part of the Administrative function at APSC and part of Customer Relations at the Electric Utility Companies) were transferred and consolidated to form External Relations, located

at Hagerstown.   As of October 1, 1996, External Relations was

combined with Communications (formerly under the authority of

Corporate Affairs) to form Corporate Communications, which is responsible for internal and external communications, including advertising and stockholder publications.  Investor Relations remains responsible for maintaining a favorable relationship between Allegheny Power and the financial community.  As of

January 1, 1997, all employees in these areas will be APSC

employees.

               f.   Audit Services

     Historically, this department has performed financial,

contracts, and operations/consulting audits.  Prior to the

restructuring, Audits consisted of four divisions located at the three corporate general office locations.  The Audit employees were either employees of one of the Electric Utility Companies or employees of APSC.  As a result of the restructuring, Audit

Services became one department and all Audit employees became

APSC employees.  The department will continue to perform the same types of services as it did prior to the restructuring, although during the transition process it is expected to devote additional attention to allocation and billing processes to ensure effective practices are maintained.  It will also strive to become more customer-focused, reduce the process cycle time, and promote its consulting role.

               g.   Supply Chain

     The Supply Chain functions include Purchasing, Stores, Fuel

Accounting, and Accounts Payable. Historically, these functions were performed by employees of one of the Electric Utility

Companies or employees of APSC, located at one of the three

general corporate offices.  As a result of the restructuring,

Purchasing is named Procurement, and the employees performing this function have been organized into Client Service Provider

Teams.  Stores is named Materials Management and Distribution,

and management of this function has been centralized at

Connellsville, Pennsylvania, and at Hagerstown.  In addition,

Accounts Payable is now called Payment Processing and is

consolidated in Hagerstown.  All Supply Chain employees are

currently APSC employees.

               h.   Legal Services

     In the past, localized legal services were provided to the

Electric Utility Companies by their own legal staffs, and the

APSC legal department handled corporate matters or matters of more generalized interest to Allegheny Power.  As a result of the restructuring, all Legal Services personnel are currently

employees of APSC, and the attorneys are available to perform legal work for any Allegheny Power company.  The local presence of Legal Services personnel in each general corporate office has been maintained, and the Legal Services staff has been organized into teams, the members of which are available to handle

questions or issues related to specific legal subjects.

     Claims is also part of Legal Services.  The functions of

this group have traditionally been performed by employees of each

Electric Utility Company, either at the general corporate offices of each company or at the former division offices.  As a result of the restructuring, the Claims functions are performed by full-

time APSC employees located at each general corporate office and certain field locations.

     In addition, responsibility for the functions of the

Corporate Secretary has been placed under Legal Services.

               i.  Regulation and Pricing

      The functions of the Rates department have included:

Costing - providing cost of service allocations by jurisdiction and/or customer class using load research data; Pricing Support -

Establishing and implementing charges for company services;

Regulatory Management - assembling and providing primary support for regulatory filings while maintaining direct contacts with commission staffs; and Billing - rendering reliable and accurate bills to retail and wholesale customers.  These functions were performed by employees of the Electric Utility Companies and by employees of APSC.  As of January 1, 1997, all of the

responsibilities of this department, which is now known as

Regulation and Pricing, will be performed entirely by APSC

employees.  The Costing and Pricing Teams are consolidated in

Greensburg, the Financial Analysis Team is consolidated in

Hagerstown, and the Fuel and Capital Recovery Team is

consolidated in Fairmont.  In addition, the routine rate

applications function is transferred to the OBU, and the

responsibility for billing controls is transferred to, and

consolidated in, the OBU.

               j.  Human Resources

     Human resources policies for all of Allegheny Power have

traditionally been set by a Human Resources (HR) policy-making department at APSC.  These policies were administered by separate

HR departments of APSC and of each Electric Utility Company; each department was run by one of four HR Directors.  As the result of the restructuring, a single HR Director, with the assistance of a two-person management team, will set and administer human

resources policies system-wide.  Various teams have been formed to handle Employee Development, Employee Relations, Medical

Services, Rewards Systems, Staffing, and Technical and

Administrative Support.  This department is consolidated at

Greensburg, but some HR employees, who are members of one or more of the above-listed teams, are located in the other general

corporate offices to provide local support.  All HR employees are currently APSC employees.

               k.  Governmental Affairs

     Prior to the restructuring, the Governmental Affairs

function was part of the Legal Services group and was performed locally by employees of the various Electric Utility Companies.

This function has been removed from Legal Services and its

employees now report to a Vice President of Governmental Affairs,

a newly created position within APSC.  The Vice President has two

Assistants, one of which handles research and communication with local Governmental Affairs representatives; the other supervises the activities of the local Governmental Affairs representatives.

In the near future, Allegheny Power will, for the first time,

have a full-time Governmental Affairs representative located in

Washington, D.C., who will focus exclusively on federal

legislation and its effect on Allegheny Power and the electric industry.  As of January 1, 1997, all Governmental Affairs

employees will be APSC employees.

     B.  AYP Capital, Inc.

     AYP Capital, Inc. (AYP), a subsidiary of APS, Inc., has been authorized by this Commission to engage in certain unregulated activities, but it does not presently have any employees.  After the restructuring, AYP and its subsidiaries will continue to receive services from APSC under existing service agreements.

     Although it is not formally part of the restructuring, AYP's operations will be affected by the activities of the Retail

Marketing business unit.  The Retail Marketing business unit will, to the extent legally permissible, sell unregulated

services on behalf of AYP to end-users. Currently approved services which AYP may provide include energy management services, demand-side management services, and consulting

services.  AYP will offer only those products and services for which it has received approval from this Commission.  The energy services and consulting business lines of AYP report to the Vice

President of Retail Marketing.

     AYP is also approved to invest in exempt wholesale

generators (EWGs), independent power producers (IPPs), and

foreign utility companies (FUCOs).  AYP has several of these types of investments, including AYP Energy, Inc. (Energy), an EWG authorized to sell wholesale power at market based rates, and the

Latin American Energy and Electricity Fund, which invests in

FUCOs.  Pursuant to prior authority granted by this Commission,

AYP also has invested in the Envirotech Fund.  The reporting responsibility for these activities will remain unchanged.

     C.  Reasons for Restructuring

     Allegheny Power is restructuring in order to prepare to

functionally unbundle electric services consistent with best meeting customer needs and the evolving regulatory structure of the industry and to operate more efficiently.

     Customers no longer want "one-size-fits-all" electric

service; they want customized services at competitive prices.  In order to achieve this, bundled electric services must be

unbundled. Electric companies have traditionally provided energy generation and delivery services as a single package. Unbundling will enable electric companies to generate and sell electricity in the competitive marketplace while separately providing

delivery services to their customers.

     The Federal Energy Regulatory Commission (FERC) has mandated the separation of generation and transmission in the wholesale market.  (See the Final Rule, Order 888, published April 24,

1996.)  In that Order, FERC stated:

                    We conclude that functional
          unbundling of wholesale services is necessary to implement non-discriminatory open access transmission and that corporate unbundling should not now be required. As we explained in the NOPR [Notice of Proposed Rulemaking], functional unbundling means three things:

                         (1) a public utility must take
               transmission services (including
               ancillary services) for all of its new
               wholesale sales and purchases of energy
               under the same tariff of general
               applicability as do others;

                         (2) a public utility must
               state separate rates for wholesale
               generation, transmission, and ancillary
               services;

                         (3) a public utility must rely
               on the same electronic information
               network that its transmission customers
               rely on to obtain information about its
               transmission system when buying or
               selling power.

     Although the final FERC rule does not require corporate

restructuring, it does require functional separation of

generation and transmission.

     In the retail market, separation of the generation and

delivery functions, although not yet required in the states

served by Allegheny Power, is good public policy.  The

restructuring will enable Allegheny Power to provide the separate electric services that customers desire in a manner that is

consistent with evolving regulatory requirements.

     As a result of the restructuring, Allegheny Power expects to provide improved services more efficiently.  By reorganizing and eliminating certain processes and consolidating functions,

Allegheny Power expects to perform its functions with

approximately 1,100 fewer employees, with long-term annual cost savings of approximately $54 million.  See Estimated Net Impact

Chart at Exhibit B-5.2

     Initially, savings from restructuring are expected to be

less than Allegheny Power's investments in information systems,

employee training and development, the Customer Service Center,

and other areas which will facilitate efficient operations.

However, the overall operating and maintenance budget for the

[FN]
2
As shown on Exhibit B-5, Allegheny Power's work force decreased by 1,076 employees during the period January 1, 1995 through March 31, 1997. The Chart shows employee reductions by company (Monongahela, Potomac Edison, West Penn and APSC) and the reasons for employment termination (acceptance of a separation package, early retirement, resignation, refusal to relocate for another position with Allegheny Power, etc.). The Chart also shows the estimated costs associated with resturctuing ($109,000,000), which are expected to be recovered over a two-year period. Finally, the Chart shows the long-term annual savings expected from restructuring (approximately $54 million), by company.

Electric Utility Companies (including savings from staff

reductions and additional expenses to improve operations for the years 1996 through 1999) is expected to remain level. (The

operating and maintenance budgets for each individual Electric

Utility Company may vary from year to year.)  Increases in the number of employees are expected for Retail Marketing and for AYP

Capital, Inc.

     In addition, the business and support units are emphasizing improvements in service to external and internal customers.  For example, the generating stations are being operated by shift teams composed of employees with various skills.  As a result of organizing by business units, improvements will be implemented efficiently and consistently across the entire generation,

transmission, and operating groups rather than on a company-by-

company basis.

     Except for the union work force and possibly some other

employees, the management, engineering, maintenance, legal,

accounting, payables, and administrative and support functions previously performed by employees of the Electric Utility

Companies will be supplied, after the realignment, by employees of APSC.  By January 1, 1997, all non-union employees of the

Electric Utility Companies will be employees of APSC.  The cost of services which they provide will be determined in accordance with Rules 90 and 91 under the 1935 Act and will be either direct-billed or billed in accordance with the existing cost allocation methods under the Service Agreements.  As compared with January

1, 1996, the restructuring of Allegheny Power is expected to result in the net transfer of approximately 2800 non-union

employees to APSC from the Electric Utility Companies.  This transfer will increase overall employment by APSC and virtually eliminate non-union employment by the Electric Utility Companies.

     D.  Control over APSC

     A number of factors ensure that the Electric Utility

Companies have the means to judge the need for APSC services and to monitor the quality and value of the services being provided.

These factors include the budget process, Commission-approved work order procedures to track and document the initiation of services, billing and review procedures to ensure the accuracy of service company billings, review and approval of work orders and billings by designated  Electric Utility Company representatives,

and internal audit examinations.

     As in the past, operating and construction budgets continue to be prepared separately for the Electric Utility Companies, for review and approval by their Boards of Directors.  Expenditures are monitored against these budgets on a monthly basis.  Electric

Utility Company financial results are produced monthly for

internal analysis and review by the Boards of Directors and are issued to the public and state regulatory commissions quarterly.

The internal audits department and the external auditors continue to review APSC charges.  Separate individual audit opinions for individual APSC billings to all Allegheny Power companies and for the financial condition and financial statements of each Electric

Utility Company are obtained annually from an independent public accounting firm.

     Under existing Commission authority, each of the Electric

Utility Companies pays to APSC all costs that reasonably can be identified and related to a particular transaction or service performed on its behalf.  These costs are documented using work order numbers in accordance with the Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service

Companies. Designated Electric Utility Company representatives

(employees in Corporate Accounting or Asset Accounting) review new work orders and the Regulation and Rates department, which is independent of the billing function, analyzes each month's APSC departmental billing summaries to the Electric Utility Companies to ensure billing to the proper company.  All APSC time documents are reviewed and approved by a department head or executive of

APSC, including review of the time document charges in

relationship to a department's function and employees' work

schedule. The review also ensures that the time document indicates the work order number charged. Pursuant to controls built into APSC's accounting system, a transaction requiring a work order will not be processed unless there is a work order number provided.

       The APSC work order review process is as follows:

     Capital Work Orders: Capital work orders are processed and controlled by an Asset Accounting Analyst, who reviews new work orders to ensure that proper information is provided, accounting is assigned, and the appropriate company is charged. The Manager of Asset Accounting reviews and approves all project work orders in excess of $100,000 and multiple company project work orders in excess of $500,000.

     Work Orders Other Than Capital: Corporate Accounting processes work orders other than capital. Accounting clerks perform a review similar to that used for capital work orders. All work orders are reviewed and approved by the Manager of Corporate Accounting, who reviews the work orders to ensure proper Electric Utility Company authorization is provided and to review the allocations and assignments to the appropriate company.

     APSC billings are prepared in Corporate Accounting and are reviewed by the Team Leader, Financial Records, and approved by the Manager of Corporate Accounting.  Detailed APSC information

(i.e., time sheets, invoices) is available upon request.  As part of the closing process, unusual charges are brought to the

attention of the Team Leader, Financial Records, and are reviewed with the appropriate APSC Departments.

          The review of APSC billings by Regulations and Rates is

performed after the review by Corporate Accounting.  After the bill is prepared and approved, but before it is sent for payment,

an Analyst in Regulations and Rates performs a review and audit of the billings.  The procedure includes:

                    1.   Verifying that the amounts on the
               invoice match the APSC bill reports and the journal entry totals prepared for each associated company.

                    2.   APSC bill reports are provided by work
               order number, by journal entry number, and by charging department. Regulations and Rates does a sampling review on each report. For example, all work order charges in excess of $100,000 in the month are reviewed to determine if the work order is appropriate for the company charged. Charges to first time work orders are highlighted and reviewed for appropriateness. Charges by journal entry are reviewed for unusual items, such as a right-of-way vegetation control charge to an unregulated power marketing company.

     If Regulations and Rates employees have questions on the

billings, both the appropriate Business Unit and Corporate

Accounting are notified.  These departments research the

questions and provide answers to Regulations and Rates.  If

changes are found to be necessary, the Manager of Corporate

Accounting is notified and any appropriate corrections are made the following month.  Disagreements are resolved, if possible, by direct communication and negotiation between the Electric Utility

Company representative and APSC departments.  Where consensus on selected matters cannot be reached, the matter is referred to executives in the Electric Utility Company and APSC.

     The basis for the allocation of costs will be reviewed

annually by APSC department heads to ensure that the allocation basis continues to be reasonable and have a relationship to the types of services or functions provided by the departments.  APSC will continue to work with the staff of the Commission to ensure that the allocation methods effectively allocate costs according to benefits received.  APSC accounting staff verifies that every multiple party work order has the correct cost allocation method.

     Another control which is performed every month is the

reconciliation of APSC billings to APSC expenses with regard to services rendered for the Electric Utility Companies.  Such

reconciliation ensures that all expenses have been billed, and it also immediately detects any over-or under-billings. Quarterly meetings are held to review monthly results.  These meetings are attended by the Electric Utility Company Controller, various

Controller department managers and representatives, and Business

Unit/Electric Utility Company departments.  These meetings focus primarily on a review of expenditures as compared to budget and prior year expenditures.  Questions are researched by either the appropriate Business Unit or Corporate Accounting and correcting entries, if appropriate, are approved by the Electric Utility

Company Controller and the Business Unit.

     Audits provide an additional control measure.  Almost all

APSC charges are processed through one of two systems - Accounts

Payable and Payroll.  Both of these systems, which are scheduled for audit in 1997, accumulate charges utilizing work orders.

Therefore, a review of the work order process will be an integral part of the review. Audit Services continues to meet at least twice a year with the Audit Committees of the Boards of Directors of APS, Inc., APSC, and the Electric Utility Companies (which

Audit Committees are comprised solely of outside directors) to review audit plans and findings.  In addition, the Director,

Audit Services will continue to have open and direct access to the Chairmen of the Audit Committees.  These procedures will ensure that costs associated with the services performed by APSC on behalf of the Electric Utility Companies are properly

authorized, allocated, and tracked.

     E.  Cost Allocation

     Under existing Commission authority, each of the Electric

Utility Companies pays to APSC all costs which reasonably can be identified and related to a particular transaction or service performed by APSC on its behalf.  These costs are captured in work orders in accordance with the Commission's Uniform System of

Accounts for Mutual Service Companies and Subsidiary Service

Companies.  APSC's current method of allocations will be

maintained in the restructured organization.

     APSC maintains a separate record of the expenses for each

department. Expenses are reported as departmental expenses,

incremental out-of-pocket expenses, or overhead expenses.

Departmental expenses consist of salaries and employee expenses,

employee welfare expenses, rents, expenses of training and

development of APSC's employees, and all other expenses

attributable to, or necessary to, the operation of the department. Incremental out-of-pocket expenses are expenses incurred for the direct benefit and convenience of a particular company or group of companies and are charged solely to such company(ies).  Overhead expenses include costs of maintaining the corporate existence, such as taxes, outside auditing and legal fees, and other corporate expenses.

     1.  Allocation of Departmental and Out-of-Pocket Expenses

     Departmental and out-of-pocket expenses incurred by APSC are accumulated by specific, identifiable work order numbers and directly billed to the receiving company(ies).  APSC will

continue to use controls and procedures relating to the existing work order accounting system reviewed by this Commission pursuant to a prior audit.  These procedures ensure that costs associated with the services performed on behalf of the receiving company are properly authorized, allocated, and tracked.  Work orders are established and administered in accordance with the Commissions'

Uniform System of Accounts for Mutual and Subsidiary Service

Companies.

     When a service is rendered for the benefit of two or more

companies, the costs are shared by the receiving companies in proportion to the average electric operating revenues of each

(exclusive of sales to another APS subsidiary), operating and maintenance expenses (exclusive of fuel, deferred fuel, and

purchased power and exchanges), kilowatthours sold to regular customers (other than to the APS subsidiaries), and total electric plant in service (less reserves for depreciation and amortization), over the three preceding calendar years.

               2.  Allocation of Overhead Expenses

     Overhead expenses and the cost of services rendered by APSC are distributed among receiving companies in direct proportion to the amount of department expenses charged to or allocated to such companies.

     The foregoing billing principles will remain the basis for

APSC's charges to the Electric Utility Companies unless and until modified or until new principles are adopted and reported to and/or approved by the Commission.

          F.  Proposed Amendment to Service Agreements

     The Proposed Amendment to the Service Agreements is attached as Exhibit B-1.  The services described in the Proposed Amendment and centralized in APSC as a result of the restructuring

represent a logical extension of existing services to reflect changed business conditions and cost reduction opportunities.

They therefore do not represent a fundamental change in the

essential character of the services previously rendered by APSC.

They will be billed in the same manner, using existing allocation methods, as other similar services which heretofore have been provided by APSC.

II.  Electric Utility Companies Providing Services To One Another

     One effect of the restructuring was to combine certain

services which were previously performed separately by each

Electric Utility Company.  The Electric Utility Companies propose to enter into the Service Agreement attached hereto as Exhibit B-

2 in order to perform certain services for one another.

     The Electric Utility Company performing work for an

affiliated Electric Utility Company will accumulate the actual costs incurred in providing authorized services through the use of specific, identifiable work order numbers or by FERC accounts and will bill the receiving company based on the amounts

accumulated.  Employee timesheets will be used to record the amount of time employed in rendering such services.  Out-of-

pocket expenses which are expended in regard to specific services will also be recorded.

     The total cost of a particular service will be the sum of:

facilities charges, in order to recover depreciation and return on investment on fixed assets; working capital charges, where appropriate; all labor charges, including related payroll

overheads and out-of-pocket expenses; and any related overhead charge associated with out-of-pocket costs.  The billing process will be done monthly.  In return for services performed by an

Electric Utility Company, the recipient of the services will pay the Electric Utility Company which performs the service the actual costs incurred by it in providing the service, calculated in accordance with Rules 90 and 91 of the 1935 Act.

     The following services have been consolidated and may be

performed by one or more of the Electric Utility Companies for another Electric Utility Company:

          A.  Operations Services

     At West Penn's Connellsville Center, the restructuring

consolidated certain engineering and construction work that had previously been performed by Monongahela and Potomac Edison.

Also, certain of the work that was previously performed by West

Penn was consolidated at Potomac Edison's Bower Avenue location.

The Electric Utility Companies believe that consolidation of those functions will result in increased efficiency for the

entire System.

               1.  Material Supply and Distribution System

     Transmission and distribution materials are supplied from

West Penn's Connellsville storeroom and Potomac Edison's Bower

Avenue storeroom to all locations for the three Electric Utility

Companies.

               2.  Distribution Transformer/Regulator Repair

     Repair of distribution transformers as well as regulator

repairs for all three Electric Utility Companies may be

consolidated at West Penn's Connellsville Center.  Currently,

this work is also being performed in Hagerstown.

               3.  Oil Circuit Recloser Repair

     West Penn's Connellsville Center is the central oil circuit recloser (OCR) repair site for Monongahela and West Penn.  OCR repairs for Potomac Edison are performed at Hagerstown.  Future cost comparison studies will determine whether all of the OCR repairs should be performed at Connellsville.

               4.  Rubber Goods Repair and Testing

     For all three Electric Utility Companies, testing and

inspection of rubber goods, such as gloves, sleeves, and blankets have been consolidated at West Penn's Connellsville location.

               5.  Metering

     Most meter test activities for the three Electric Utility

Companies have been consolidated at West Penn's Connellsville location, although some wiring of meter packages for all three

Electric Utility Companies is still performed at Hagerstown.

               6.  Other Operations Services

     Other operations services which have been consolidated, but are still performed, at least in part, by Electric Utility

Company employees, include:  Building Management, Transportation

Services, Substation Construction, Substation Maintenance, and

Telecommunications Operations.

          B.  Customer Service Center

     As noted above, a consolidated state-of-the-art Customer

Service Center will be located in Fairmont, and its employees will answer incoming customer calls to the Electric Utility

Companies via one toll-free number.  At present, its functions may be performed by employees of APSC or by employees of any of the Electric Utility Companies.  Therefore, the Electric Utility

Companies may perform services for one another which include responding to customer inquiries, initiating new service,

dispatching service and line crews in response to power outages,

handling credit and collection activities, responding to customer and Public Service Commission complaints, and managing the meter reading and billing activities.

          C.  Office Services/Mail Payment

     Currently, employees of one or more of the Electric Utility

Companies may perform payment processing services for one or more of the other Electric Utility Companies.  In addition, the

Electric Utility Companies may perform certain office services,

including secretarial, typing, mail room services, duplicating,

fleet administration, and other similar services, for one

another.

     III. All System Companies Allocation Factor

     APSC is requesting authority from this Commission to use the

All System Companies Allocation Factor for unregulated

subsidiaries of Allegheny Power. This factor is used when work or expenses are to be billed to all companies in Allegheny Power.

This allocation factor, which was previously used for billings to the Electric Utility Companies and APS, Inc., has been expanded to include billings all companies in Allegheny Power, including unregulated subsidiaries.

     The allocation factor will be based on the average of the

prior three years' direct costs charged by APSC to each Allegheny

Power company.  Examples of the types of services using this new allocation factor are system tax work, investor relations,

financial consolidations, and corporate communications.

     IV.        Compliance with Rule 54

     Rule 54 provides that in determining whether to approve

certain transactions other than those involving exempt wholesale generators (EWGs) or foreign utility companies (FUCOs), as

defined in the 1935 Act, the Commission will not consider the effect of the capitalization of earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied.  The requirements of Rule 53(a), (b), and (c) are satisfied.

     Rule 53(a)(1).  APS, Inc. has one EWG subsidiary, AYP

Energy, Inc., which recently received approval of its application with the FERC to declare its 50% interest in Unit No. 1 at the

Fort Martin Power Station a hybrid EWG.  As of June 30, 1996,

APS, Inc., through its subsidiary, AYP Capital, Inc., had

invested $0 in AYP Energy, Inc.  This investment represents less than 1% of $981 million, the average of the consolidated retained earnings of APS, Inc. reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended June 30,

1996.

     Rule 53(a)(2).  AYP Energy, Inc. will maintain books and

records and make available the books and records required by Rule

53(a)(2).

     Rule 53(a)(3).  No more than 2% of the employees of the

Electric Utility Companies will, at any one time, directly or indirectly render services to AYP Energy, Inc.

     Rule 53(a)(4).  APS, Inc. will submit a copy of Item 9 and

Exhibits G and H of APS, Inc.'s Form U5S to each of the public service commissions having jurisdiction over the retail rates of the Electric Utility Companies.

     Rule 53(b).  (i) Neither APS, Inc. nor any if its

subsidiaries is the subject of any pending bankruptcy or similar proceeding; (ii) APS, Inc.'s average consolidated retained

earnings for the four most recent quarterly periods ending on

June 30, 1996 ($981 million) represented an increase of

approximately $24 million (or 2.5%) in the average consolidated retained earnings from the previous four quarterly periods ended on June 30, 1995  ($957 million); and (iii) for the year ended

December 31, 1995, there were no losses attributable to APS,

Inc.'s investments in AYP Capital other than $572,000 in

preliminary development and start-up costs.

     Rule 53(c).  Rule 53(c) is inapplicable because the

requirements of Rule 53(a) and (b) have been satisfied.



ITEM 2.   FEES, COMMISSIONS, AND EXPENSES

     No fees, commissions, or expenses, other than ordinary fees and expenses of APSC estimated not to exceed $1,000, and the services of APSC personnel, which are to be billed at cost, are to be paid in connection with the proposed transaction.



ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     Applicants have been advised that Section 13(b) of the 1935

Act and Rules 80 through 94 thereunder may be applicable to the proposed transactions described herein.



ITEM 4.   REGULATORY APPROVAL

     The Proposed Amendment and the Service Agreement between the

Electric Utility Companies have been expressly authorized by the

Virginia State Corporation Commission as to Potomac Edison.  The

Proposed Amendment and the Service Agreement between the Electric

Utility Companies have been expressly authorized by the Public

Service Commission of West Virginia as to Monongahela and Potomac

Edison.  The Proposed Amendment and the Service Agreement between the Electric Utility Companies have been expressly authorized by the Pennsylvania Public Utility Commission as to West Penn.

Copies of applications to such commissions and copies of the orders of such commissions are attached as Exhibit D-1 through D-

6.  No commission other than the Securities and Exchange

Commission and these commissions has jurisdiction over the

proposed transaction.



ITEM 5.   PROCEDURE

     It is requested, pursuant to Rule 23(c) of the Rules and

Regulations of the Commission, that the Commission's Order

permitting this Application or Declaration to become effective be issued on or before January 31, 1998.  APSC and APS, Inc. waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day

waiting period between the issuance of the Commission's Order and the date it is to become effective since it is desired that the

Commission's Order, when issued, become effective forthwith.

APSC and APS, Inc. consent to the Office of Public Utility

Regulation assisting in the preparation of the Commission's

decision and/or Order in this matter, unless the Office opposes the matter covered by this Application or Declaration.



ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

          (a)  Exhibits:

                           B-1  Proposed Amendment to Service
                      Agreements - APSC, Monongahela Power,
                      Potomac Edison, and West Penn (previously filed)

                           B-2  Service Agreement between
                      Monongahela, Potomac Edison, and West Penn
                      (previously filed)

                           B-3  Organizational Charts (APS, Inc.,
                      APSC, Monongahela, Potomac Edison, and West
                      Penn) before Restructuring (previously
                      filed)

                           B-4  Organizational Charts (APS, Inc.,
                      APSC, Monongahela, Potomac Edison, and West
                      Penn) after Restructuring (previously
                      filed)

                           B-5  Estimated Net Impact Chart

                           D-1  Application to the Pennsylvania
                      Public Utility Commission (previously
                      filed)

                           D-2  Application to the Virginia State
                      Corporation Commission (previously filed)

                           D-3  Application to the Public Service
                      Commission of West Virginia (previously
                      filed)

                           D-4  Order of the Pennsylvania Public
                      Utility Commission (previously filed)

                           D-5  Order of the Virginia State
                      Corporation Commission (previously filed)

                           D-6  Order of the Public Service
                      Commission of West Virginia (previously
                      filed)

               F    Opinion of Counsel (previously filed)

               G    Financial Data Schedules (previously filed)

               H    Form of Notice (previously filed)


          (b)  Financial Statements (previously filed)

               Balance Sheets per books as of June 30, 1996 for:

               1-A  Monongahela Power

               2-A  Potomac Edison

               3-A  West Penn Power

                           4-A  APS, Inc. and subsidiaries
                      (consolidated)


               Statements of income and retained earnings per books for the 12 months ended June 30, 1996 for:

               1-B   Monongahela Power

                           2-B  Potomac Edison

                           3-B  West Penn Power

                           4-B  APS, Inc. and subsidiaries
                      (consolidated)



ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     It is believed that permitting this Application or

Declaration to become effective will not constitute a major

Federal action significantly affecting the quality of the human environment.  No other Federal agency has prepared or is

preparing an environmental impact statement with respect to the proposed transactions.

                           SIGNATURE

     Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                              ALLEGHENY POWER SERVICE
CORPORATION


                              By:        /s/
                                   Thomas K. Henderson,
                                   Vice President


                              MONONGAHELA POWER COMPANY



                               By:          /s/
                                   Thomas K. Henderson,
                                   Vice President


                              THE POTOMAC EDISON COMPANY



                               By:          /s/
                                   Thomas K. Henderson,
                                   Vice President


                              WEST PENN POWER COMPANY



                               By:          /s/
                                   Thomas K. Henderson,
                                   Vice President



Original filing:  October 21, 1996
Amended filing:  July 18, 1997
Amended filing:  July 21, 1997
Amended filing:  July 23, 1997
Amended filing:  January 16, 1998

_______________________________
      1  In  Fall  1997,  Locals No. 102 and 331 of  the  Utility
Workers Union of America (jointly) and Local 2357 of the International Brotherhood of Electrical Workers signed new labor agreements with APSC. The new agreements have been ratified by the members of each union. Although the other remaining union employees currently are Electric Utility Company employees, all union employees currently are paid and receive benefits through APSC.
     2 As shown on Exhibit B-5, Allegheny Power's work force decreased by 1,076 employees during the period January 1, 1995 through March 31, 1997. The Chart shows employee reductions by company (Monongahela, Potomac Edison, West Penn and APSC) and the reasons for employment termination (acceptance of a separation package, early retirement, resignation, refusal to relocate for another position with Allegheny Power, etc.). The Chart also shows the estimated costs associated with restructuring ($109,000,000), which are expected to be recovered over a two-year period. Finally, the Chart shows the long-term annual savings expected from restructuring (approximately $54 million), by company.